June 27, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kennedy-Wilson Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-225709)

Ladies and Gentlemen:

This letter supplements the Registration Statement on Form S-4 (File No. 333-225709) of Kennedy-Wilson Holdings, Inc., a Delaware corporation (the “Company”), and the other registrants named therein, filed with the Securities and Exchange Commission (the “SEC”) on June 19, 2018, to register, under the Securities Act of 1933, as amended (the “Securities Act”), the Company’s offer (the “Exchange Offer”) to issue up to $250,000,000 aggregate principal amount of its 5.875% Senior Notes due 2024 (the “New Notes”) in exchange for any and all of its $250,000,000 aggregate principal amount of outstanding 5.875% Senior Notes due 2024 that the Company issued on March 2, 2018 (the “Old Notes”). The Company is registering the Exchange Offer under the Securities Act in reliance on the position of the Staff of the SEC (the “Staff”) enunciated in the following letters: Exxon Capital Holdings Corp. (available May 13, 1988), Morgan Stanley & Co., Inc. (available June 5, 1991), and Shearman & Sterling (available July 2, 1993).

The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer, and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, then such person (1) could not rely on the Staff position enunciated in the Exxon letter referred to above or interpretive letters of similar effect; and (2) must comply with registration and prospectus-delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

Neither the Company nor any of its affiliates has entered into any arrangement or understanding with any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who will receive New Notes in exchange for such Old Notes pursuant to the Exchange Offer, to distribute such New Notes. The Company will (1) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer that holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and that receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes; and (2) include in the transmittal letter to be executed by each Exchange Offer offeree in order to participate in the Exchange Offer a provision requiring each such offeree that is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities to acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in exchange for such Old Notes pursuant to the Exchange Offer.

* * *

Very truly yours, KENNEDY-WILSON HOLDINGS, INC.

By:	/s/ Justin Enbody
Name: Justin Enbody Title: Chief Financial Officer

[Signature Page to the Supplemental Letter]